                        Registration No. 333-90031

                              Amendment No. 8

              UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           Washington, DC 20549
                                 Form SB-1

           REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                        NORTHSTAR ELECTRONICS, INC.
              (Name of Small Business Issuer in its Charter)

Delaware                        #3333-0803434                     3679
--------                        -------------                     ----
(State or other                (I.R.S. Employer                 (Primary
Jurisdiction of              Identification Number)             Standard
Incorporation or                                               Industrial
Organization)                                                Classification
                                                                  Code)

                          1455-409 Granville Street
                               Vancouver, BC
                                   V6G 2J2
                            Tel: (604) 685-0364

  (Address, including zip code and telephone number, including area code and registrant's principal executive office and principal place of business)

                          Mr. Jeffrey A. Nichols
                       388 Market Street, Suite 500
                            Capital Law Group
                         San Francisco, CA 94111
                              (415) 433-1178

     (Address, including zip code and telephone number, including area code, of agent for service)

Approximate date of proposed sale to the public: As soon as practicable after the effective date of
                                                 this registration statement

If any of the securities registered on this form are to be offered in a delayed or continuing basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / X /

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

If this form is a post-effective delaying amendment filed pursuant to Rule 462c under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. / /

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box./ /

Calculation of Registration Fee

 Title of each
  Class of          Offering        Maximum Dollar      Proposed Amount
Securities to be     Price           Amount to be       of Registration
   Registered       Per Share         Registered             Fee
-------------------------------------------------------------------------
Common Stock         $1.00             $800,000             $287
Common Stock(1)      $1.00             $200,000             $130
-------------------------------------------------------------------------
(1)The registration of 200,000 shares is being done on behalf of a selling security holder. There is no current market for the shares and the offering price per share, of $1.00 is an estimate based on the offering price of the shares to be sold by the company. The figure of $130 is based on an estimated maximum dollar amount to be registered of $200,000.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

Disclosure Alternative Used: Alternative  1__   Alternative  2 /X/


                         Northstar Electronics, Inc.

                               Mailing Address:

                        Suite 1455-409 Granville Street
                                Vancouver, BC
                                   V6C 1T2
                               (604) 685-0364

As filed with the United States Securities and Exchange Commission on November 1, 1999.

Description of Securities Offered: Up to 800,000 shares of common stock, par value $0.0001, to be offered by the company at a price of $1.00US per share; and up to 200,000 shares, of common stock, par value $0.0001, to be offered by a selling security holder on a delayed or continuous basis following the effective date of this prospectus. All costs incurred in the registration of the shares are being paid by the company.

These securities involve a high degree of risk. See "Risk Factors" contained in this prospectus, beginning on page 5.

Neither the Securities and Exchange Commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        Distribution Spread for Shares offered by the Company

          Price to Public    Underwriting discount    Proceeds to issuer or
                                and commissions            other persons
          ---------------       ---------------            -------------
Per Unit      $1.00US                 $0                      $1.00US
Total         $800,000                $0                      $800,000

   Distribution Spread for Shares offered by the Selling Security Holder

          Price to Public    Underwriting discount    Proceeds to issuer or
                                and commissions            other persons
          ---------------       ---------------            -------------

Per Unit      Unknown                N/A                      Unknown
Total         Unknown                N/A                      Unknown


Approximate date of proposed sale to the public: As soon as practicable following effectiveness of
                                                 the registration statement.

Closing date: August 31, 2000, for the offering by the company, open for the offering by the selling security holder.

                           Table of Contents

3     Prospectus Cover Page

5     Prospectus Summary

6     Risk Factors

8     Plan of Distribution

8     Dilution

9     Use of Proceeds

10    Northstar's Business

13    Management's Discussion and Analysis or Plan of Operations

14    Changes in or Disagreements with Accountants on Accounting and
        Financial Disclosure

15    Security Ownership of Management and Certain Security Holders

16    Directors Officers and Significant Employees

19    Remuneration of Directors and Officers

20    Interest of Management and Others in Certain Transactions

22    Litigation

      FINANCIAL STATEMENTS

      Part II

23    Information Not Required in the Prospectus

                              Prospectus Summary

The Issuer:

Northstar Electronics, Inc., a Delaware corporation. Northstar, is the parent of Northstar Technical Inc., NTI

Subsidiary Business:

NTI is a high technology developer and electronics manufacturer, with corporate offices in British Columbia, Canada and research and development and production operations in Newfoundland, Canada.

Securities Offered: Up to 800,000 shares of common stock, par value $0.0001, to be offered by the company; and up to 200,000 shares of common stock, par value $0.0001, to be offered by a selling security holder.

Minimum Number of Securities Offered: There is no minimum.

Offering Price: $1.00US per share for the 800,000 shares offered by the company; price(s) to be determined by the selling security holder for the 200,000 shares offered by him.

Residency Limitation: No limitations

Use of Proceeds: Net proceeds from this offering of up to $800,000 will be used for:

       (a) Marketing and promotion of products.
       (b) Business development.
       (c) Production of products.
       (d) Operating capital.

Total common shares issued and outstanding: 7,604,481

Total common shares after sale of offering: 8,404,481

Closing Date: August 31,2000, for the 800,000 shares offered by the company, and an open closing for the 200,000 shares offered by the selling security holder.


Risk Factors

Northstar's business carries substantial risks. Northstar's securities should be purchased only by those who can afford to lose their entire investment. You should consider the following risk factors and other information in this prospectus before investing in our common stock.

Because our operating history is limited and includes financial losses, our future business may continue to be unprofitable.

The auditors for Northstar's operating subsidiary, NTI, have deemed NTI a going concern. However, we have only a limited operating history upon which an evaluation of our business and future prospects can be based. We have never been profitable and future profits may never occur. This lack of profitability would seriously impede our ability to continue as an operating company.

Increased expenses could lead to curtailment of operations.

We plan to expand operations and to conduct additional research and development-all of which will increase company expenses. If revenues do not rise in conjunction with expenses, we may have to curtail operations or halt operations completely.

Inadequate manufacturing performance could damage our business.

Unanticipated technical or quality control problems on the Lockheed Martin contract could delay payments from Lockheed Martin that could cause us financial problems and may curtail operations.

Failure to obtain manufacturing components in a timely fashion may curtail product productions.

- Our manufacturing operations, both NETMIND and contract, depend on reliable suppliers who can provide electronic and mechanical parts promptly. We have limited experience with our suppliers and no long-term contracts or direct control over these suppliers, which are independent third parties. In our brief experience with these suppliers, we have found ourselves waiting for parts. Long interruptions may curtail production operations.

- Any disruption to our computerized inventory ordering system due to software and hardware failures would delay component ordering and may curtail production operations.

Failure to attract new personnel or replace leaving personnel may curtail operations.

Competition for personnel in the high technology industry is strong. Because we are a relatively new company with a limited operating history and limited financial resources, we may not be able to retain key technical, sales and management employees or be able to recruit qualified electronic engineers, technicians and managers that we may need in the near future. This could impede our ability to produce additional products to meet any increased demand that the company might develop through its marketing efforts and limit our ability to keep up to date with our research and development efforts.

Our inability to compete with established competitors may limit sales of the NETMIND product.

We may not be able to effectively compete with established competitors, such as Furuno and Scanmar, and NETMIND sales may not increase very much, or at all. This could mean that Northstar will never be profitable.

Possible fishing industry fluctuations could hurt NETMIND sales.

Our NETMIND product is reliant on a single industry, fishing, which fluctuates significantly. The industry's operational fluctuations result in periods of low sales revenues. If we do not adequately forecast sales, we may face unforeseen periods of cash shortages.

Possible defense industry downturns could hurt contract manufacturing Opportunities.

Downturns in the defense industry in the United States and Canada-our target market- occur from time to time; this in turn could hurt our potential for future contract manufacturing opportunities.

Current legal claims against Northstar could result in financial
Difficulties.

We are currently the defendant in a lawsuit commenced by our company's former master distributor, First Watch Marine, Inc. that company alleges that we interfered with its ability to sell products and claims $1.3 million in relief, plus damages. We have filed a counterclaim of $100,000, which we contend First Watch owes, plus damages. We consider our case strong, but court proceedings are unpredictable, time-consuming and costly.

Our dependency on one product could lead to curtailment of Northstar's
Business.

NETMIND is our only commercial product and the success of Northstar is highly dependent upon the commercial viability of the NETMIND product as it compares to other similar products available in the market. To date, we have not sold NETMIND on a profitable basis. If, for whatever reason, we are not able to produce, market and sell the NETMIND product profitably, we may not have the financial resources to maintain the company's business.

If we do not raise funds in the next six months, we will have significant delays in the development of new products and may be forced to substantially curtail operations

We are attempting to raise funds that are necessary for further development of our business plan. If we are unsuccessful in the next six months, we will face risks including the following:

- We would be forced to curtail our operations and delay development of new products.

- Our business development activities would be curtailed, which would severely limit our ability to generate revenues to cover current and future operating expenses.

Receipt of minimal funds from the offering could restrict Northstar's future business.

If minimal funds are raised from the current offering, we will not likely be able to carry out the planned growth-oriented activities, such as increasing NETMIND marketing, NETMIND production capacity, and contract manufacturing business development. Inability to carry out these activities would heavily restrict growth for the next two years or longer and could negatively affect the ability of Northstar to stay in business.

Plan of Distribution

Principal Underwriters: None

Discounts and Commissions Paid to Dealers: None

Plan of Distribution for Securities Offered through Brokers or Dealers:
  None

Securities to be Offered for the Account of Security Holders: 200,000 common shares

Arrangements for Return of Funds to Subscribers: None

Material Delays in the Payment of Proceeds of the Offering: None

We plan to sell Northstar's 800,000 shares in privately negotiated transactions at the offering price.

Northstar's securities will be sold by Dr.Wilson Russell, President/Principal Financial Officer, and Mr. Frank Power Vice-
President of Northstar. Both Dr. Russell and Mr. Power, as directors of Northstar, are associated persons as defined in Rule 3(a) 4-1 and will rely on 3(a) 4-1 subparagraphs (a)(1)-(3) and (a)(4)(i) of the rule.

The selling security holder may offer the 200,000 shares covered in this registration statement in the over-the-counter market, in privately negotiated transactions, or by a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to the prevailing market prices or at negotiated market prices.

The shares are being sold by the selling security holder and Northstar has no agreements or understandings with any broker or dealer for the sale of such shares. The selling security holder may use a broker-dealer in the sale of his securities and the commission to be paid, if any, will be determined at that time. Prior to the involvement of any such broker-dealer, such broker-dealer must seek and obtain clearance of the compensation arrangements from the National Association of Securities Dealers, Inc. In such an event, Northstar will file a post-effective amendment identifying such broker-dealer(s).

Northstar will receive no proceeds from the sale of the shares of the selling security holder.

The proposed sale of the Northstar shares and the selling security holder shares will be made as soon as practicable following the effectiveness of the registration statement.

Sales of the shares offered by the selling security holder, or even the potential of such sales, may likely have an adverse effect on the market price of the common stock of Northstar.

Dilution

The net tangible book value of the company, as of December 31, 1999, was ($562,585) or approximately ($0.07) per share. Giving effect to the sale by Northstar of shares at the offering price, the pro forma net tangible book value of Northstar would be approximately $237,415 or approximately $0.03 per share, which would represent an immediate increase in net tangible book value of approximately $0.10 per share to present shareholders and an immediate dilution of approximately $0.97 per share, or approximately 97% to new investors. The dilution factors are summarized as follows:

-----------------------------------------------------------------------
ASSUMING MAXIMUM SHARES SOLD
Offering Price (before deduction of operating expenses) $1.00 per share Net tangible book value before offering ($0.07) per share
Net tangible book value after offering $0.03 per share
Dilution to new investors $0.97 per share
Dilution as a percentage 97%
-----------------------------------------------------------------------

Use of Proceeds

We estimate that Northstar will use the maximum funds of $800,000 as follows :

Production (Marine Electronics)                       $150,000
Production (Contract Manufacturing)                   $200,000
Marketing (Marine Electronics)                        $100,000
Business Development (Contract Manufacturing)         $100,000
Operating Capital                                     $250,000
                                                       -------
Total                                                 $800,000

Production/Marine Electronics refers to the manufacture of our NETMIND system. The company plans to increase production from approximately four systems per month to eight to ten per month, by adding additional electronic equipment, increasing the size of the plant's electronics section by about 1,500 square feet, and hiring three new full-time production workers.

Production/Contract Manufacturing refers to our manufacture of other companies' systems, under contract. The company intends to establish a separate production operation for this. The space required is about 2,000 square feet to accommodate component inventory, manufacturing, administration, storage of finished goods and shipping. Equipment will be purchased for electronic and mechanical assembly and for testing of both incoming components and finished goods. Northstar plans to hire up to five new contract employees in 2000/2001.

Marketing/Marine Electronics refers to the NETMIND marketing.
Northstar intends to increase activities in 2000/2001, primarily in Western North America, the Gulf of Mexico and the US Eastern Seaboard, which it's hoped will lead to increased sales. Additionally, Northstar wants to start marketing in overseas countries such as Australia, Chile, Thailand, Korea and China. It will exhibit at trade shows, advertise in trade magazines, find new dealers, and provide guidance and support to these dealers.

Business Development/Contract Manufacturing refers to the activities designed to gain new contracts. The main focus in 2000/2001 will be large prime and defense communications contractors in the United States and Canada. The company intends to hire two people, each with 15-20 years experience in these industries, to identify opportunities. They will meet with prime contractors exhibit at defense and communications trade shows, and prepare qualifications documents and bids.

Northstar may not be able to raise the full amount of the offering proceeds. If only 25%, 50%, or 75% were raised, the proceeds would be allocated as follows:

   Amount Raised                         25%           50%           75%
Production(Marine Electronics)        $100,000      $150,000      $150,000
Production (Contract Manufacturing)    $50,000      $100,000      $200,000
Marketing (Marine Electronics)         $50,000      $100,000      $100,000
Business Development (Contract Man.)                 $50,000      $100,000
Operating Capital                           --            --       $50,000
Total                                 $200,000      $400,000      $550,000

If only minimal proceeds, that is 25% are raised, or less we will likely require the additional funds in mid-2000 in order to achieve the expected growth. Northstar estimates that approximately one year after successful completion of the offering , that is, in early to mid 2001, it will likely require additional funds for accelerated growth. We are exploring ways and means of raising the funds, and as of yet, we have no plans in place.

If our efforts to obtain financing are unsuccessful, Northstar's growth, if any, will likely be funded from operating cash flow.

Northstar's Business

Northstar's business is currently that of its subsidiary NTI.
Northstar was incorporated on May 11, 1998 as Scientific Technologies, Inc. under the laws of the state of Delaware. The name of the company was changed to Northstar Electronics, Inc. in September, 1999.

Corporate Facilities:   Northstar maintains its principal corporate
offices at #1455-409 Granville Street, Vancouver, British Columbia, Canada V6C 1T2.

NTI Corporate Information: NTI is a corporation incorporated under the laws of Newfoundland, Canada on July 5, 1989 and extra-provincially registered in British Columbia on April 1, 1997. The registered and records offices of NTI are located at 10 Fort William Place, P.O. Box 5939, St. John's, Newfoundland, A1C 5X4 Telephone:(709) 722-8735,
Facsimile: (709) 722-1763). NTI's head office is located at Suite 1455, 409 Granville Street, Vancouver, British Columbia, Canada, V6C 1T2
Telephone: (604) 685-0364, Facsimile: (604) 689-8337.

NTI-General Development and History: NTI was founded in 1989 by Dr. Wilson Russell as a technology development and manufacturing company. It effectively became an operating company in 1994. NTI acquired the initial technology for the NETMIND system from the receiver of National Petroleum and Marine Consultants Limited and Altair Marine Systems Limited for the sum of $1.00. The companies had spent an aggregate $1,183,000 on partial development of the technology.

NTI has since completed the development and commercialization of the NETMIND system and established a production operation. The first product was ready for the market in August 1996. The plant has manufactured over fifty systems.

NETMIND system customers include the National Oceanics and Atmospheric Administration NOAA in the United States, the United States Department of the Interior and Fishery Products International FPI in Canada. Sales to these organizations,to date, are as follows: NOAA $187,016; US Department of the Interior $37,257; and FPI $99,539.

In 1995, NTI signed a teaming agreement with Loral Librascope -now Lockheed Martin of Manassas, Virginia- of Glendale, California pursuant to which, if Loral were successful in a proposal to the Canadian Navy, NTI would assemble and test multi-function work stations submarine control consoles. In 1997, Lockheed Martin entered into a contract with NTI pursuant to which NTI assisted Lockheed Martin with the production of the first prototype console on their premises. Lockheed Martin was eventually successful with its proposal to the Canadian Navy; NTI signed a $2.0 million contract with Lockheed Martin, on October 19, 1999. The contract calls for NTI to assemble, test and deliver 11 consoles to Lockheed Martin by August 2000. Lockheed Martin will provide to NTI the parts list, suppliers list, testing instructions and assembly instructions. Payment is subject to inspection for final acceptance by Lockheed Martin.

Background Technology: NTI has developed a communications technology that can send information from one place in the ocean to another place. Electronic devices take certain measurements that are then transmitted using underwater sound waves to a receiving system which processes the data and displays it on a computer monitor. The technology has many potential uses in a variety of industries including offshore oil and gas, defense, marine transportation, oceanography, environmental and fishing. The basic engines are underwater sensors which take measurements and transmit them back to a receiver on board a ship or oil production platform.

Each sensor is equipped with one or more acoustic transducers, depending on its function. These transducers are used to send the sound signals. Analog and digital signal processing and power management functions are performed by the sensor electronics. The telemetered data are received by a device mounted on the bottom of the ship for transmission via cable to the deck unit processor/display, a small cabinet mounted at a convenient location on the bridge of the ship. The processor portion of the deck unit decodes the signals and converts them into engineering units for display on a high resolution color monitor.

The NETMIND System: The first application of NTI's core technology is the NETMIND system for the world's commercial fishing industry.

The NETMIND Market: NETMIND was introduced to the fishing industry marketplace in 1996 and approximately 50 sales have been made in North America and Europe. The targeted customers have been strategic in that they are industry leaders and government agencies. They include the following:

National Oceanics and Atmospheric Administration, NOAA

United States Department of the Interior, U.S. Geological Survey

Department of Fisheries and Oceans, Government of Canada

Fisheries and Marine Institute of Memorial University of Newfoundland & Labrador, St. John's, Newfoundland, Canada

Fishery Products International, St. John's, Newfoundland, Canada

National Sea Products Ltd., Lunenberg, Nova Scotia, Canada

We have received positive written feedback from some of our customers. Three of these are shown in Exhibit 99.7. In summary, they say that the NETMIND system enhances efficiency, reduces gear damage and improves quality.

Competition: The NETMIND system has two main competitors, Furuno in Japan and Scanmar in Norway, both of which are private companies. Very little information is available to the public on these companies' sales, number of employees, research and development spending, and overall financial condition. We believe that NETMIND has technical advantages over each. This belief is based on our testing program from 1996-1999 which established our technical specifications and on information gleaned from Furuno's website, www.furuno.com, and from Scanmar's website, www.scanmar.com. We have no direct access to any competitor's test data.

Both the Furuno and Scanmar systems consist of wireless acoustic sensors used underwater in a similar fashion to the NETMIND system. The Furuno C-24 system is a net recorder used for mid-water and deep-water trawlers. The Scanmar net monitoring system operates the same way, that is, by illustrating how the fishing net is behaving while being towed. However, unlike these products, NETMIND sensors are fully serviceable. The electronic circuitry is contained in stainless steel cylinders within each component and is easily removed for repair by opening the end cap.

We believe, that NETMIND components have longer battery life: 150-200 hours before recharging compared to approximately 20-150 hours for Scanmar and 10-15 hours for Furuno. As well, the NETMIND system has proven to be very effective at distances up to 2000 metres while, we believe, competitive systems fall short of this feature. This is because underwater sound waves can be detected at greater distances if their frequency is low. The telemetry frequency for NETMIND is 28Khz, compared to 40Khz for Furuno and 40.8-43.4 for Scanmar. We believe the rugged design of various NETMIND components has surpassed competitors' designs in that NETMIND's unique components require very little maintenance.

While NTI is continuing to grow, we believe the company is smaller in size and resources when compared to its competitors. NTI's staff numbers fourteen, while we believe Scanmar and Furuno each employ many times that number. As well, we believe these companies' facilities are substantially larger than NTI's. We also believe that Scanmar and Furuno have each achieved worldwide sales of several thousand systems through well-developed dealer networks. We base these beliefs on the general reputations of these companies in the marketplace over the past five years and on verbal discussions our staff has had, from time to time, with electronics dealers in Canada, the United States, Iceland and Norway over the past five years.

Distribution of NETMIND System: NETMIND is sold directly to customers by our own sales staff and through marine electronics dealers.
There are currently no exclusive dealer arrangements for particular geographical areas. We operate on the principle, "Let the best dealer win," and we encourage dealer competition. We now have dealer representation in Canada, the United States and Scotland.

We pay commissions to dealers ranging from 20-28%, based on the value of their sales over a six-month period. The more they sell, the higher the commission.

We support the sales effort with a product brochure, pamphlets citing customer testimonials, and attendance at trade shows such as FISH EXPO in Seattle. We also advertise in trade magazines, notably "The Navigator" in which we currently have a monthly advertisement and "Fishing News International" where we placed advertisements in 1997 and 1998.

Technology Protection: Since commercializing NETMIND in 1996, NTI has made many enhancements to the system. These activities have resulted in an optimum design for which a patent application is intended to be submitted in late 2000 or early 2001. The technology is difficult to replicate because of its sophistication and, regardless of patent protection, it is expected it would take several years for a new player to catch up to the present system. Northstar has obtained Canadian Trademark rights to the name NETMIND registration number TMA515,009 24-Aug-1999, effective for 15 years from 24-Aug-1999. No other intellectual property related applications have been filed or prepared. In the meantime, NTI is developing new innovative NETMIND products which should help ensure a competitive edge.

Future Opportunities for NTI's technology: NTI's second technology application will likely be for the multi-billion dollar offshore oil and gas industry. One potential product is for the remote control of subsea wellheads which transfer petroleum from the field back to the offshore production platform. This is especially important as the industry goes into deeper and deeper water to find and produce petroleum.

NTI envisages further business opportunities are in the defense, marine transportation, oceanographic and environmental industries. The possibilities include docking systems for large ocean going ships, positioning systems for oil and gas drilling platforms, acoustic measurements of ocean currents, and diver to diver communications for the recreational diving industry. NTI would likely look to strategic alliances with other companies and government agencies to reduce technological risks and open doors to new markets. At this time, NTI has not entered into nor is contemplating any specific strategic alliances.

Historical Financial Information: NTI has spent over $ $1,233,000 to complete the development and commercialization of the NETMIND system. NTI has received $311,775 in Scientific Research and Experimental
Development refunds from Revenue Canada.

Funding support from the major shareholder and private investors total approximately $1,065,000 in the form of share purchases or loans. The federal Government of Canada has provided support totaling approximately $400,000 in the form of research grants and interest free loans through the National Research Council and the Atlantic Canada Opportunities Agency.

Projected Revenues: NTI anticipates revenues of approximately $2.0 million in the first year following completion of the offering based on the $2.0 million contract with Lockheed Martin.

Plant Equipment and Operations: The manufacturing plant is located in St. John's Newfoundland. The plant, approximately 3,000 square feet in area, is comprised of an electronics shop, a mechanical engineering shop, a molding room, a component inventory area, a finished goods area, research and development offices and administrative offices. The plant possesses equipment typical of an electronics manufacturing operation, i.e., oscilloscopes, soldering stations, computers, flume hood, molding equipment, drill press and specialty testing and assembly tools. The inventory system is computerized with a rigorous quality program in place which covers incoming components, assembly testing and finished goods testing. NTI uses the program TANGO for its computer aided design CAD activities. Lockheed Martin Federal Systems in Manassas, Virginia has supplied to NTI proprietary hardware and software for the testing of submarine control consoles.

NTI uses outsourcing as much as possible to keep overhead and staffing levels low. For example, most of the mechanical assemblies for the NETMIND system are supplied by a local mechanical shop. The assemblies are then incorporated into the molding of plastic housings produced in-house.

Northstar's business activities do not involve the discharge of materials into the environment. Consequently, we do not intend to spend money for environmental control facilities.

Employees

As of December 31, 1999, Northstar had fourteen full-time employees and three part-time engineering consultants. None of Northstar's employees are represented by a labour union, and Northstar considers its employee relations to be good. Competition for qualified personnel in Northstar's industry is intense, particularly for software development and other technical staff. Northstar believes its future success will depend in part on its continued ability to attract, hire and retain qualified personnel.

Management's Discussion and Analysis or Plan of Operations

Overview of the Business Plan

As described elsewhere in this registration statement, we have completed the development of our first product. The estimated amount spent on company-sponsored research and development activities was $61,571 in fiscal year-end December 31, 1999, $63,011 in fiscal year-end December 31, 1998, $195,878 in fiscal year-end March 31, 1998, $221,429 in fiscal year-end March 31, 1997 and $440,300 in fiscal year-end March
31, 1996.
Our revenues were $462,659 in fiscal year-end December 31, 1999, $170,249 in fiscal year-end December 31, 1998, $181,764 in fiscal year-end March 31, 1998 and $174,200 in fiscal year-end March 31, 1997.

We plan to devote our efforts in the next twelve months to increasing our sales network, marketing and promoting our product and maintaining, to the extent our funds allow, the production of our products to meet anticipated demand.

In contract manufacturing, we have signed the contract with Lockheed Martin. We plan to complete that contract in the next twelve months. We also plan to increase our business development activities with the objective to secure new contracts in the defense industry.

 We plan to increase our staff to twenty full-time employees in the next twelve months with the addition of a project manager, two business development personnel, and three manufacturing personnel.

The following discussion and analysis should be read in conjunction with Northstar's financial statements and notes included elsewhere in this registration statement. The discussion of results, do not imply any conclusion that such results will necessarily continue in the future.

Results of Operations-Twelve Months Ended December 31, 1998 and 1999

NTI's wholesale revenues were $193,913 for the twelve months ending December 31, 1998 and $462,659 for the twelve months ending December 31, 1999. The gross profit for the twelve months ending December 31, 1998 was 48% and 55% for the twelve months ending December 31, 1999. Expenses totaled $295,595 for the twelve months ended December 31, 1998 and $646,032 for the twelve months ended December 31, 1999. Dividends of $28,763 were paid on Northstar's preference shares in 1998. These shares have been fully redeemed or converted to common shares. Northstar's assets as of December 31, 1999 totaled $508,636 and its current liabilities totaled $160,119. Long-term debt of $501,114 consists of government interest-free loans and a loan of $160,000 payable to Pathfinder Enterprises Inc., a company controlled by a shareholder of Northstar, with monthly interest payments only to July 2002, secured by a floating charge debenture. There are shareholder loans of $159,448 with no fixed terms of repayment. Northstar has an accumulated deficit of $1,572,356 as of December 31, 1999. The amount spent on research and development in the last two fiscal years was $124,582. The amount of receivables subsequently collected in cash, after December 1999, was $31,438.

Our financial statements include the accounts of NTI for all periods and the accounts of Northstar commencing January, 1999. Northstar had no operations other than organizational activities prior to the January, 1999 merger.

Changes in or Disagreements with Accountants on Accounting and Financial Disclosure

Northstar's board of directors approved a decision in December, 1999, to change accountants. The primary reason was that we require a firm in close proximity to our corporate offices.

Jones, Jensen and Company, LLC, had carried out the audits prior to the reverse acquisition, when the company was called Scientific Technologies, Inc.

Statements prepared by Jones, Jensen and Company contained no adverse opinion or disclaimer of opinion, nor were they modified as to uncertainty, audit scope or accounting principles.

There were no disagreements between Northstar's management and Jones and Jensen on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure. A letter to that effect from Jones Jensen is shown in the exhibits.

Northstar has engaged a new accounting firm, Pennell Kerr
Forster, an international association of accounting firms, to carry out future audits. No consultations have been made, to date, with this firm.

Security Ownership of Management and Certain Security Owners

The following table sets forth, as of September 15, 1999, the beneficial ownership of Northstar's common stock by each officer and director of Northstar and by each person known by Northstar to own beneficially more than 5% of Northstar's common stock outstanding, by the selling security holder and by the officers and directors of the company as a group. Except as otherwise indicated, all stocks are owned directly.


Title of
Class          Name and                       % of       Number of Shares
% of Shares    Address of          Number     Shares     ----------------
After          Beneficial            of       Before     Before     After
Offering(2)    Owner               Shares    Offering   Offering   Offering
-----------    ----------          ------    --------   --------   --------
Common Stock   Frank Power         990,000    13.37%     990,000    11.78%
               998 Riverside Drive
               Port Coquitlam, B.C.
               Canada V3B 7Y4

Common Stock   Wilson Russell      964,883    13.03%     964,883    11.48%
               4742 Collingwood St.
               Vancouver, B.C.
               Canada V6S 2B4

Common Stock   Lee Meyer           100,000     1.35%     100,000   1.19%
               9629 Alene Drive
               Tujunga, CA 91042

Common Stock    Ladner Enterprises 597,900     8.08%     597,900   6.35%
                   Ltd,(3)
                60 Market Square
                P.O Box 364
                Belize City
                Belize, C.A.

Common Stock   Adventure Capital   533,633     7.02%     533,633   7.11%
                 Inc.
               9 Power Place
               St. John's NFLD, Canada

Common Stock   Dr.Michel Ghanadian 400,000     5.26%     200,000   2.38%
                  (4)                                         (5)    (5)
               CH. Didotai 10
               1223 Cologny, Switzerland

Common Stock  Monaco Ventures    1,000,000    13.51%   1,000,000  11.90%
                Ltd (3)
              60 Market Square
              P.O Box 364
              Belize City
              Belize, C.A.

Common Stock  London Enterprises   700,000     9.45%     700,000   8.33%
                Ltd. (3)
              60 Market Square
              P.O Box 364
              Belize City
              Belize, C.A.

Common Stock. All officers and   2,054,883    27.02%   2,054,883  24.45%
              Directors as a
              Group (3 persons)


Number of shares of common stock after the offering:  8,404,481
Percentage of common stock after the offering:            24.45%

(1) Based on 7,604,481 shares of common stock of Northstar issued and outstanding on November 30, 1999.

(2) Based on 8,404,481 shares, if all shares in the offering are sold.

 (3) The beneficial owners of Ladner Enterprises Ltd., Monaco
Ventures, Adventure Capital, Inc., and London Enterprises Ltd, are:

    LADNER, Mr. Sean Iles, Leslie Lewis Building, Mount Tout,
      Grand Anse, St. George's W.I.
    ADVENTURE, Dr. Carl Wesolowski, 9 Power Place, St. John's
      Newfoundland, Canada
    MONACO, Ms. Brenda McKay, Suite 71, Grand Anse, St. George's
      W.I.
    LONDON, Ms. Michele Grey, 269 Morne Rouge Road, Grand Anse,
      St. George's, Grenada, W.I.

(4) Selling security holder for 200,000 shares of common stock.

(5) Assumes all 200,000 shares being offered will be sold. Because the selling security holder may sell all or some, or none of the shares that he holds, the actual number of shares that will be held by the selling security holder upon or prior to termination of this offering may vary.

The following directors and officers of Northstar have been granted options to purchase shares of Northstar's stock as follows:

Optionee           Position         Options     Option Price Per Share
--------           --------         -------     ----------------------
Wilson Russell     Director         250,000             $0.50
Frank Power        Director         100,000             $0.50

(1) Record owners of and beneficial owners of 5% or more of any class of our securities: See Table Above

(2) Promoters: None, except for officers and directors

(3) Affiliates: None

(4) Type of securities underlying the options: common shares

(5) Exercised options: None

(6) Compensatory stock options: 40,000 options with a two-year term were granted to an independent management consulting firm, Big 8 Management Ltd. during 1999. The exercise prices for these options are $0.90 per share in the first year and $1.035 per share in the second year. The first 20,000 options were granted in January, 1999 and the second 20,000 in June, 1999. As of the date of this filing, no options have been exercised.

Directors, Officers and Significant Employees

The following information sets forth the names of the officers and directors of Northstar, their present positions with Northstar, and their biographical information. Each director will serve until the next annual meeting of shareholders, and thereafter if re-elected.

Name of Director          Age
----------------          ---
Dr. Wilson Russell        54
Mr. Frank Power           56
Mr. Lee Meyer             54

Name of Officer         Office
---------------         ------
Dr. Wilson Russell,     President and Principal Financial Officer
Mr. Frank Power         Vice-President

As a Delaware corporation, the final responsibility for management of the affairs of the company Northstar rests with the board of directors. The board currently consists of three directors. Those directors are elected at an annual meeting of shareholders and serve for an annual term until they resign or are replaced. Those directors meet or otherwise consult with one another on a regular basis. To review the affairs of the company and adopt or confirm any resolutions necessary to grant contractual and other authority to administrative officers. The directors may, and probably will, designate an executive committee to which they will grant limited authority to make certain ministerial decisions on behalf of the board.

The following sets forth information as to the principal occupation and business experience for at least the past five years of each of those directors and officers.

Dr. Wilson Russell: Dr. Russell received a Master's Degree in Engineering and in Physics from Memorial University of Newfoundland and a Doctorate in Engineering Physics from the University of Aix-Marseille in France. Dr. Russell's numerous positions include: geophysicist with Pan-American Petroleum -AMOCO- in Calgary, Alberta, 1968; professor and researcher at Memorial University, 1968 to 1977; Director of Engineering at NORDCO Ltd., 1977 to 1980; and Associate Director of the Newfoundland Petroleum Directorate; 1980 to 1983.

After starting his own consulting and technology development firm in 1983, Dr. Russell has also managed preparation of a development plan for the $6 billion Hibernia development which for submission to the government for approval of the project; invented, developed and commercialized the Hydroball current profiling system, a unique phased array ocean current profiling system which won the silver medal at the Canada Awards for Business Excellence in 1986; and developed a fibre optic modem for TRW in the United States. Dr. Russell founded NowTech Instruments Ltd., in partnership with a subsidiary of Bell Canada and was the first chairman of the board of directors of Seabright Corporation. Dr. Russell has also acted as a consultant for the Canadian federal government, the provincial governments of British Columbia and Newfoundland, the Canadian Consul in Boston,

Massachusetts, Mobil Oil, the Defense Research Establishment Pacific and the French Navy.

Dr. Russell founded NTI in 1989 and serves as both chairman and chief executive officer. He has also been the director and president of Cabot Management Ltd. since 1989. From 1994-1998, Dr. Russell was a director at the University of Victoria's Innovation and Development Corporation. In addition, Dr. Russell has been a Director with Cinemage Systems Corporation since 1998. Currently, as of 1999, he is the president and principal financial officer of Northstar. Dr. Russell has served as a director of Northstar since June of 1998.

Mr. Frank Power: Mr. Power, a business management consultant, has managed and administered several public companies for the last 15 years. Since 1984, Mr. Power has provided services, including strategic planning, management, administration, design and construction of major mining projects both nationally and internationally. He has owned and operated several consulting companies which have been providing comprehensive services in the industrial and high-technology fields as well as the mining field. His expertise includes re-activating public companies, project acquisitions, public and private funding, as well as developing and taking private companies public. He is equally skilled to function in the public markets of both Canada and the United States.

Mr. Power is president and owner of Pow Con Management since 1981 and Premier Enterprises Ltd., since 1994. These companies manage, administrate and finance reporting companies. He served as president and director of several Vancouver reporting companies and publicly listed companies from 1986 to present. Since 1992, Mr. Power has served as president of World Organics Inc., listed on the Vancouver Stock Exchange. From 1996 to 1997, Mr. Power served as president and director of Accuimage Diagnostics and he is also the past president of Security Industries, Inc. These companies are traded on the OTC Bulletin Board. Mr. Power has served as a director of Northstar since May of 1998.

Mr. Lee Meyer: Mr. Meyer, since completing his Business Administration Degree from Arizona State University in 1946, has held positions as a managing director of Omni International since 1988; vice-president and director of World Organics, Inc., a reporting company; Secretary and Treasurer of Tec Industries Corp., a specialty equipment rental agency from 1980 through 1990; and owner and president of Stretchcoat from 1973 to 1984, a national manufacturer and marketer of specialty products. Present positions include president of WOI since 1991, a producer and marketer of agricultural amendments; Vice-President and 50% owner of Bio-Organics, Inc., an international manufacturer and marketer of micro-biological products. Mr. Meyer has also represented major principals selling products nationally.
Mr. Meyer has served as a director of Northstar since May of 1998.

Name of Significant Employee       Age    Title
---------------------------        ---    -----
Dr. David Buttle                    51    Technical Director
Mr. Brian Gamberg                   48    Senior Electronics Engineer
Mr. James Hall                      33    Electronics Technologist/
                                            Production Manager
Ms. Philomena Kavanagh              43    Office Manager

Dr. David Buttle: NTI's Technical Director and one of the world's leaders in developing and manufacturing ocean instrumentation for the defense industry. In 1977, Dr. Buttle founded Marine Acoustics which designed and manufactured sonar transducers for OEM use and subsea computers for the control of subsea rock drills. In 1985, Marine Acoustics was recognized as Marine Acoustics, Ltd. Marine Acoustics Ltd., produced numerous sonar systems, including exercise mine acoustic telemetry systems, which are used by the British, United States, Australian, Belgian, Canadian and Egyptian Navies. Dr. David Buttle supervised the design of the NETMIND system and advises NTI on production and value engineering.

Mr. Brian Gamberg, P.Eng: Senior Electronics Engineer, has over 20 years experience developing marine systems, computer and communications systems and in project management. He has been involved in the design, development and implementation of both hardware and software elements of tracking radar systems, geophysical sounding systems, and distributed computing systems. Geographical Information systems and embedded instrumentation systems. Mr. Gamberg is responsible for the development of new NETMIND technologies and any other underwater communications products.

Mr. James Hall: an Electronics Technologist and NTI's Production
Manager. Mr. Hall is responsible for all production activities including inventory control, electronic and mechanical production, testing, quality control and shipping.

Ms. Philomena Kavanagh: Ms. Kavanagh, has extensive experience in office management and has worked for companies such as Coopers Lybrand, A.H. Murray Ltd. and Atlantic Specialties Ltd. Ms. Kavanagh is responsible for NTI's financial and product shipment administration.


Remuneration of Directors and Officers

The following table sets out certain information as to the company's three highest paid officers and directors for the period from the commencement of Northstar's business in February, 1999 to December 31, 1999. No other compensation was paid to any such officer or director other than the cash compensation set forth below:

                         Summary Compensation Table

Name of Individual(s)      Capacities in which               Aggregate
                          Remuneration was Received        Remuneration
---------------------     -------------------------        ------------
Dr. Wilson Russell        Director, President and             $16,300
                          Principal Financial Officer

Mr. Frank Power           Director and Vice-President         $14,000

Mr. Lee Meyer             Director                               N/L


Directors and Officers                                        $30,300
  of Northstar as a
  Group

The compensation paid to the president is believed by Northstar to be below market rates for services provided by the directors and officers, having regard to their experience and qualifications. Northstar anticipates compensation being increased to market rates upon Northstar achieving sufficient revenues and/or financing to pay such increased compensation. In particular, Northstar believes that the going rate for Dr. Russell, who is currently full-time with the company, should be in the range of $100,000 per annum. An uncompensated value for services from February, 1999 to September 30, 1999 of $21,200 is
included in the financial statements of the company.   For Mr. Power,
who spends approximately ten hours per month on Northstar business, the current rate of $2,000 per month is considered reasonable.


Interests of management and others in certain transactions

There are no material contracts entered into by Northstar within the two years preceding the date hereof, except as follows:

Completion of the previous offering: Northstar completed an offering of 363,000 shares on January 26, 1999. The proceeds of the offering were US$363,000.

Acquisition of NTI: Northstar acquired NTI in January 1999, pursuant to an agreement dated July 31, 1998. Northstar purchased all of the issued and outstanding shares of NTI in exchange for 4,901,481 shares of its common stock which were issued from treasury. At the time of acquisition, NTI had a 10% loan payable to Pathfinder Enterprises, Inc. in monthly interest payments only to July 5, 2002 secured by a floating charge debenture. The beneficial owner of Pathfinder Enterprises, Inc. is Dr. Carl Wesolowski who is also the beneficial owner of Adventure Capital Inc., a 7.02% shareholder of Northstar. This loan is still in effect.

Except for the acquisition of NTI, none of the following persons has any direct or indirect material interest in any transaction to which Northstar is a party since the incorporation of Northstar in May, 1998 or in any proposed transaction:

(A) any director or officer of the party

(B) any proposed nominee for election as a director of Northstar

(C) any person who beneficially owns, directly or indirectly, shares
carrying more than   5% of the voting   rights attached to Northstar
common stock; or

(D) any relative or spouse of any of the foregoing persons, or any relative of such spouse, who has the same house as such person or who is a director or officer of any parent or subsidiary of Northstar .

Available Information:

The public may read and copy any materials filed with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website that contains reports, proxys and other information regarding issuers that file electronically with the SEC. The address is (http://www.sec.gov).

Disclosure of Commission Position on Indemnification of Securities Act
Liabilities

As per risks related to the management structure of Northstar management will have no liability for any mistake, errors of judgment or for any act of omission believed to be within the scope of authority conferred by Northstar's articles unless such acts or omissions were performed or omitted fraudulently or in bad faith, constituted gross negligence or were a violation of a director's or officer's fiduciary obligations to Northstar. Northstar has agreed to indemnify the officers and directors against all loss or damage even if caused by that officer's or director's fraud, bad faith, gross negligence or breach of fiduciary obligation.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

Description of Securities

General:

The securities being offered are the shares of Northstar common stock, par value $0.0001 per share. Under Northstar articles of incorporation, the total number of shares of all classes of stock that Northstar shall have authority to issue is 100,000,000 shares of common stock par value $0.0001 per share and 20,000,000 shares of preferred stock, par value $0.0001 per share. As of November 30, 1999, a total of 7,604,801 shares of common stock are issued and outstanding. All issued and outstanding shares of the common stock are fully paid and non-assessable.

Common Stock:

Holders of common stock have the right to cast one vote for each share held of record on all matters submitted to a vote of holders of common stock, including the election of directors. Holders of a majority of the voting power of the capital stock issued and outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of Northstar's stockholders, and the vote by the holders of a majority of such outstanding shares is required to effect certain fundamental corporate changes such as liquidation, merger or amendment of the company Northstar's articles of incorporation.

Holders of common stock are entitled to receive dividends pro rata based on the number of shares held, when, as and if declared by the board of directors, from funds legally available therefore. In the event of the liquidation, dissolution, or winding up of affairs of Northstar , all assets and funds of the company Northstar remaining after the payment of all debts and other liabilities shall be distributed, pro rata among the holders of the common stock. Holders of common stock are not entitled to pre-emptive or subscription or conversion rights, and there are no redemption or sinking fund provisions applicable tot he common stock. All outstanding shares of common stock are fully paid and non-assessable.

At their discretion, Northstar's directors may issue additional common or preferred shares, up to a maximum allowed by the articles of incorporation. A majority of shareholders could also amend the articles to increase the maximum number of shares. Shares could be issued to raise funds for Northstar's business activities or to acquire another company or the rights to a technology. The board could increase the shares in a series, create a new series or establish preferences and other terms and conditions to a newly created series.

Transfer Agent:

Signature Stock Transfer of Dallas, Texas is the transfer agent for the Shares.
                       14675 Midway Road-Suite 1221
                              Dallas, TX 75244
                            Tel: (972) 788-4193
                            Fax: (972) 788-4194

Share Purchase Warrants:

None.

Litigation

Northstar's subsidiary, NTI, is a defendant in a lawsuit commenced by our former master distributor, First Watch Marine, Inc. First Watch alleges that Northstar interfered with its ability to sell products. NTI, for its part, has filed a counterclaim against First Watch for money which it says First Watch owes it for NETMIND systems delivered to them. Northstar feels that it has a strong case and that there is no validity to the claims against it. The case may take up to two years or longer to go to trial.

The details are as follows:

1) Name of the court where proceedings are pending: Supreme Court of Newfoundland, Canada

2) Date proceeding began: First Watch issued statement of claim against NTI on July 15, 1999.
(First Watch Marine Inc.-Plaintiff and NTI-Defendant) NTI issued a statement of claim on August 3, 1999 (NTI-Plaintiff and First Watch Marine Inc.-Defendant)

3) Principal Parties: NTI and First Watch Marine Ltd.

4) Description of facts underlying the proceedings: First Watch alleges that NTI interfered in its ability to sell NETMIND systems. NTI alleges that First Watch owes NTI money for delivery of NETMIND systems by NTI to First Watch.

5) Relief sought: First Watch-$1.3 million plus damages
    NTI-$100,000 plus damages

Northstar Electronics,Inc.
  (800,000 shares of Common Stock)

Prospectus

Until August 31, 2000, all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a prospectus.


Part F/S

Financial Information Required in Prospectus

The following financial statements are included herein, as follows:

1) Northstar Electronics, Inc. - Consolidated Financial Statements - Audited,
                                   December 31, 1999, U.S. Dollars

2) Northstar Technical, Inc. - Financial Statements - Audited, December 31,
                                 1998, (Nine-month Comparison), Canadian
                                 Dollars

3) Northstar Technical, Inc. - Financial Statements - Unaudited, December 31,
                                 1998, (12 Months Ending) Canadian Dollars



                          NORTHSTAR ELECTRONICS INC.
                      Consolidated Financial Statements
                              December 31, 1999
                                (U.S. Dollars)


INDEX                                                         Page
-----                                                         ----
Report of Independent Chartered Accountants                      1

Consolidated Financial Statements

   Consolidated Balance Sheets                                   2

   Consolidated Statements of Operations                         3

   Consolidated Statements of Changes in Stockholders' Equity    4

   Consolidated Statements of Cash Flows                         5

   Notes to Consolidated Financial Statements                 6-11

                             REPORT OF INDEPENDENT
                             CHARTERED ACCOUNTANTS


TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF
  NORTHSTAR ELECTRONICS INC.

We have audited the consolidated balance sheet of Northstar Electronics Inc. as at December 31, 1999 and the consolidated statements of operations, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Northstar Electronics Inc. as at December 31, 1999 and the results of its operations and cash flows for the year then ended in accordance with generally accepted accounting principles in the United States.


/s/ Pannell Kerr Forster
------------------------
Chartered Accountants

Vancouver, Canada
March 13, 2000

NORTHSTAR ELECTRONICS INC.
Consolidated Balance Sheets
December 31
(U.S. Dollars)
--------------------------------------------------------------------------
                                                       1999         1998
--------------------------------------------------------------------------
                                                                   (note 3)
Assets
Current
  Cash                                             $  39,454     $     807
  Receivables (note 4)                               105,609        96,904
  Inventory and work-in-progress                      79,938        37,937
  Prepaid expenses                                     6,349         1,529
--------------------------------------------------------------------------
                                                     231,350       137,177
Property and Equipment (note 5)                       26,746        17,205
Goodwill (note 6)                                    250,540             0
--------------------------------------------------------------------------
Total Assets                                        $508,636      $154,382
--------------------------------------------------------------------------
Liabilities
Current
  Accounts payable and accrued liabilities          $100,547      $138,289
 Loans payable (note 7)                               15,296       103,577
 Current portion of long-term debt (note 8)           44,276         6,989
--------------------------------------------------------------------------
                                                     160,119       248,855
Long-Term Debt (note 8)                              501,114       459,551
Due to Cabot Management Limited (note 9)              74,600        90,223
Due to Director (note 9)                              84,848        78,504
--------------------------------------------------------------------------
Total Liabilities                                    820,681       877,133
--------------------------------------------------------------------------
Contingency (note 10)
Stockholders' Equity
Common Stock
 Authorized
  100,000,000 Shares of common stock with a par value of $0.0001 each 20,000,000 Shares of preferred stock with a par value of $0.0001 each

 Issued and outstanding
  Common stock 7,604,481 shares
              (1998 - 2,140,000 shares)                 760           214
Additional Paid-In Capital                        1,235,997       414,755
Stock Subscriptions                                  10,000             0
Other Comprehensive Income                           13,554        53,929
Deficit                                          (1,572,356)   (1,191,649)
----------------------------------------------------------------------------
Total Stockholders' Equity                         (312,045)     (722,751)
----------------------------------------------------------------------------
Total Liabilities and Stockholders' Equity         $508,636      $154,382

NORTHSTAR ELECTRONICS INC.
Consolidated Statements of Operations
Years and Period Ended December 31
(U.S. Dollars)
                                                     Nine         (Unaudited)
                                    Year Ended    Months Ended    Year Ended
                                    December 31,  December 31,   December 31,
                                       1999          1998            1998
-----------------------------------------------------------------------------
                                                   (note 3)
Sales                              $  462,659     $  170,249     $  193,913
Cost of Goods Sold                    206,354         99,194        100,276
Gross Profit                          256,305         71,055         93,637
-----------------------------------------------------------------------------
Expenses
 Salaries, wages and employee
   Benefits                           145,649         33,797         33,229
 Bad debts                             90,281              0              0
 Consulting                            65,815              0              0
 Research and development cost         46,430         10,644         14,192
 Commissions                           46,300              0              0
 Professional fees                     36,372         11,552         12,974
 Interest on long-term debt            30,194         29,600         47,567
 Value of director's uncompensated
   Services                            30,000              0              0
 Rent                                  26,804         21,864         22,043
 Office expenses                       23,740          6,904         13,388
 Contract manufacturing cost           23,638         67,626         90,168
 Management and marketing              14,941          3,365          4,998
 Travel                                12,705          2,520          2,281
 Telephone                              8,394          6,464          5,356
 Interest and bank charges              6,526         10,521          9,882
 Market research                        4,279          2,431          6,292
 Dues and Licenses                      5,291              0              0
 Repairs and maintenance                3,234          1,633          2,515
 Miscellaneous                          3,202          3,501          2,404
 Insurance                              2,002          1,239          1,265
 Advertising                              817              0              0
 Municipal taxes                          551            842          1,323
 Write-off of inventory                     0              0          9,696
 Heat and light                             0          1,284          4,889
 Depreciation and amortization         18,867          4,713         11,133
                                      646,032        220,500        295,595
----------------------------------------------------------------------------
Loss Before Other Income             (389,727)      (149,445)      (201,958)
Other Income                            9,020          5,548         14,919
----------------------------------------------------------------------------
Net Loss                            $(380,707)     $(143,897)     $(187,039)
----------------------------------------------------------------------------
Net Loss Per Share                    $ (0.05)       $ (0.03)       $ (0.04)
Weighted Average Number of Common
Shares Outstanding                  7,146,813      4,901,481      4,901,481

NORTHSTAR ELECTRONICS INC.
Consolidated Statements of Changes in Stockholders' Equity
Year Ended December 31, 1999 and Period Ended December 31, 1998
(U.S. Dollars)















































                                     -31-
<PAGE

--------------------------------------------------------------------------------------------------------
                                         Additional                Other                      Total
                                          Paid-In     Stock    Comprehensive  Accumulated   Stockholder
                         Shares   Amount  Capital Subscriptions Income (Loss)  Deficit        Equity
--------------------------------------------------------------------------------------------------------
Inception, May 11, 1998
 Issuance of common
  Stock for cash        2,040,000   204    $4,896          $0        $0           $0         $5,100
 Issuance of common
  Stock for cash          100,000    10    24,990           0         0            0         25,000
 Share issue costs              0     0    (5,000)          0         0            0         (5,000)
 Other comprehensive income     0     0         0           0    53,929            0         53,929
 Net loss for period ended
  December 31, 1998             0     0         0           0         0     (143,897)      (143,897)
 Additional paid-in capital
  and deficit from
  accounting parent             0     0   389,869           0         0   (1,047,752)      (657,883)
--------------------------------------------------------------------------------------------------------
Balance December 31,
  1998                  2,140,000   214   414,755           0    53,929   (1,191,649)      (722,751)
Shares issued in January
  1999 on acquisition of
  subsidiary (note 1)   4,901,481   490   228,298           0         0            0        228,788
Issuance of common
stock for cash            563,000    56   562,944           0         0            0        563,000
Stock subscriptions
  received                      0     0         0      10,000         0            0         10,000
Value of director's
uncompensated services          0     0     30,000          0         0            0         30,000
Other comprehensive loss        0     0          0          0   (40,375)           0        (40,375)
Net loss for the year           0     0          0          0         0     (380,707)      (380,707)
--------------------------------------------------------------------------------------------------------
Balance December 31,
  1999                  7,604,481  $760 $1,235,997    $10,000   $13,554  $(1,572,356)     $(312,045)
--------------------------------------------------------------------------------------------------------



NORTHSTAR ELECTRONICS INC.
Consolidated Statements of Cash Flows
Year Ended December 31, 1999 and Period Ended December 31, 1998
(U.S. Dollars)
-----------------------------------------------------------------------------
                                                                     Nine
                                                 Year Ended      Months Ended
                                                December 31,    December 31,
                                                    1999             1998
-----------------------------------------------------------------------------
                                                                   (note 3)
Operating Activities
  Net loss                                       $(380,707)       $(143,897)
  Adjustments to reconcile net loss to net
    cash used by operating activities
    Amortization and depreciation                   18,867            4,713
    Value of director's uncompensated services      30,000                0
  Changes in operating assets and liabilities
   Accounts receivable                              (8,705)          63,719
   Prepaid expenses                                 (4,820)           1,413
   Inventory and work-in-progress                  (42,001)          30,120
   Accounts payable and accrued liabilities        (72,680)          (2,263)
   Loans payable                                   (88,281)           5,824
----------------------------------------------------------------------------
Net Cash Used By Operating Activates              (548,327)         (40,371)
----------------------------------------------------------------------------
Investing Activities
   Acquisition of property and equipment           (15,222)          (3,223)
----------------------------------------------------------------------------
Financing Activities
   Issuance of common stock                        563,000           11,388
   Proceeds from (repayment of) long-term debt      78,850          (37,296)
   Advances from (repayment to) Cabot
     Management Limited                            (15,623)          (5,938)
   Advances from director                            6,344           19,621
   Stock subscriptions received                     10,000                0
----------------------------------------------------------------------------
Net Cash Provided by Financing Activities          642,571          (12,225)
----------------------------------------------------------------------------
Effect of Foreign Currency Translation on Cash     (40,375)          53,929
----------------------------------------------------------------------------
Inflow (Outflow) of Cash                            38,647           (1,890)
Cash, Beginning of Period                              807            2,697
----------------------------------------------------------------------------
Cash, End of Period                                $39,454             $807
----------------------------------------------------------------------------
Supplemental Information
   Interest paid                                   $36,720          $40,121
   Income taxes paid                                     0                0
   Non-cash investing and financing activities
    Goodwill from acquisition                      263,726                0
    Shares issued for subsidiary acquisition       228,788                0
---------------------------------------------------------------------------

NORTHSTAR ELECTRONICS INC.
Notes to Consolidated Financial Statements
Year Ended December 31, 1999 and Period Ended December 31, 1998
(U.S. Dollars)

1. ORGANIZATION AND BASIS OF PRESENTATION

   These financial statements include the accounts of Northstar Electronics Inc. ("the Company") and its wholly-owned subsidiary Northstar Technical Inc. ("NTI"). All intercompany balances and transactions are eliminated. The parent company was incorporated May 11, 1998 in the State of Delaware and had no operations other than organizational activities prior to the January 1999 merger described below. The Company's business activities are conducted principally in Canada and the financial statements are prepared in accordance with United States generally accepted accounting principles with all figures translated into United States dollars for reporting purposes.

   On January 26, 1999 the Company completed the acquisition of 100% of the shares of Northstar Technical Inc. NTI has developed a communications technology that can send information from one place in the ocean to another place. The merger was effected through the issuance of 4,901,481 shares of treasury stock by the Company with the former shareholders of the subsidiary receiving a majority of the total shares then issued and outstanding. The transaction has been accounted for as a reverse take-over resulting in the consolidated financial statements including the results of operations of the acquired subsidiary prior to the merger.

2. SIGNIFICANT ACCOUNTING POLICIES

(a) Revenue recognition

    The Company recognizes revenue from the sales of the NETMIND system on an accrual basis based on agreed terms with the customers.

(b) Inventory and work-in-progress

    The Company's inventory and work-in-progress are valued at the lower of cost and net realizable value.

(c) Property and equipment

   Property and equipment are recorded at cost less any government assistance and are being amortized over their estimated useful lives using the rates and methods set out below:

           Computer equipment             -  20%  Declining balance
           Computer software              -  30%  Declining balance
           Office furniture and equipment -  20%  Declining balance
           Leasehold improvements         -  20%  Declining balance

(d) Research and development

    Research and development expenditures are charged to operations as incurred.

(e) Investment tax credits

    Investment tax credit refunds arising form the occurrence of qualifying research and development expenditures have been recorded in these financial statements as a reduction of the applicable research and development costs.

(f) Government assistance

    The Company has been awarded assistance under government programs. Amounts received or receivable under these programs are recorded as a reduction in the cost of property and equipment or as a reduction of the applicable research and development costs.

(g) Foreign currency translation

    The Company's operations and activities are conducted principally in Canada, hence the Canadian dollar is the functional currency which is translated into U.S. dollars for reporting purposes as follows:

(i) Monetary assets and liabilities at the rate of exchange in effect as at the balance sheet date;

(ii) Non-monetary assets and liabilities at the exchange rates prevailing at the time of the acquisition of the assets or assumptions of the liabilities; and,

(iii) Revenues and expenditures at the average rate of exchange for the year.

Gains and losses arising from this translation of foreign currency are accounted for as other comprehensive income (loss).

(h) Other comprehensive income (loss)

    The Company has other comprehensive income (loss) arising from foreign currency translation. Accordingly, other comprehensive income (loss) is shown as a separate component of stockholders' equity.

(i) Net loss per share

    Net loss per share calculations are based on the weighted average number of common shares outstanding during the period.

(j) Use of estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and would impact future results of operations and cash flows.

(k) Financial instruments

    The Company's financial instruments consist of cash, receivables, accounts payable and accrued liabilities, loans payable, long-term debt, due to Cabot Management Limited and due to director. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying value.

3. COMPARATIVE FIGURES

   The comparative figures for 1998 included in these consolidated financial statements represent those of the legal subsidiary NTI and have been reported on by other independent auditors who expressed an unqualified opinion in their report thereon dated July 14, 1999. Certain of these figures have been reclassified to conform with the current year's presentation and generally accepted accounting principles in the United States.

4. RECEIVABLES
----------------------------------------------------------------------------
                                                         1999        1998
----------------------------------------------------------------------------
Trade, net of allowance for doubtful accounts          $52,265     $13,174
Due from director                                       37,182           0
Government assistance                                      577           0
Investment tax credits                                  15,585      83,730
----------------------------------------------------------------------------
                                                      $105,609     $96,904
----------------------------------------------------------------------------

5. PROPERTY AND EQUIPMENT
----------------------------------------------------------------------------
                                             1999                     1998
                                          Accumulated
                                 Cost     Depreciation      Net        Net
----------------------------------------------------------------------------
Computer equipment             $7,660        $2,848       $4,812     $2,348
Computer software               6,720         4,541        2,179      2,165
Furniture and equipment        33,991        15,346       18,645     11,759
Leasehold improvements         11,174        10,064        1,110        933
----------------------------------------------------------------------------
                              $59,545       $32,799      $26,746    $17,205
----------------------------------------------------------------------------

6. GOODWILL
   As a result of the merger described in note 1, goodwill on acquisition is as follows:

Purchase price                                                     $228,788
Net liabilities                                                      34,938
----------------------------------------------------------------------------
Goodwill                                                            263,726
Amortization                                                        (13,186)
----------------------------------------------------------------------------
                                                                   $250,540

7. LOANS PAYABLE
                                                           1999        1998
      10% loan payable to Enterprise Newfoundland          ----        ----
      and Labrador in monthly interest payments,
      due on demand                                      $12,393     $13,352

      Loan payable to Barbara Yaffe, secured by
      personal guarantee of a director                     2,903           0

      12% loan payable to Eastern Meridian Mining
      Corporation was repaid during 1999                       0      54,155

      Loan payable to Dr. Carl Wesolowski                      0      36,070
----------------------------------------------------------------------------
                                                         $15,296    $103,577

8. LONG-TERM DEBT
                                                            1999       1998
     10% loan payable to Pathfinder Enterprises Inc.        ----       ----
     in monthly interest payments only, due July 5,
     2002, secured by a floating debenture charge
     ($240,000 CDN.)                                     $166,285   $156,525

     ACOA 8.93% loan with monthly principal repayments
     of $2,256 each commencing June 1, 2000
     ($195,331 CDN.)                                      135,336    127,393

     ACOA 12% loan with monthly principal repayments
     of $1,237 each  ($139,284 CDN.)                       96,504    97,828

     ACOA 6.25% loan repayable in 72 monthly consecutive
     instalments commencing July 1, 2000, if full loan
     draw down is received, secured by postponements on
     Cabot Management Limited's loans and shareholders'
     loans ($212,547 CDN.)                                147,265    84,794
----------------------------------------------------------------------------
                                                          545,390   466,540
     Current portion                                       44,276     6,989
----------------------------------------------------------------------------
                                                         $501,114  $459,551

9. RELATED PARTY TRANSACTIONS

(i) Cabot Management Limited ("Cabot") an associated company, related by a common shareholder and director, bears no interest and is convertible into common stock of the Company at the option of Cabot.

(ii)  Due to director bears no interest and has no set terms of repayment.

(iii) Compensation paid to directors and officers amounted to $30,300 in 1999.

10. CONTINGENT LIABILITY
    The Company is a defendant in a lawsuit commenced against them by their former master distributor. The former distributor has alleged that the Company has interfered with the ability of the former distributor to sell products. The Company has filed a counter claim for monies owing by the former distributor to the Company. An adverse outcome to the lawsuit could have an adverse material impact upon the Company and the range of possible loss could be from $0 to $1,300,000.

11. COMMITMENT
    The Company is committed to minimum rental payments of $13,500 per year for the next three years for office space.

12. STOCK OPTION PLANS

(i) During the year ended December 31, 1999, the Company approved the allocation of 815,000 stock options to directors, officers and employees of the Company exercisable at $0.50 per share up to five years from the date of agreement.

(ii) The Company has agreed to grant to an independent management consulting firm up to 10% of the number of shares placed with private investors of financing up to $500,000. The exercise prices for these options are $0.90 per share in the first year and $1.035 per share in the second year.

13. INCOME TAX LOSSES
    The Company has operating losses which may be carried forward to apply against future years' taxable income. The tax effect has not been recorded in these consolidated financial statements. These losses expire as follows:

Available to                                                       Amount
-----------------------------------------------------------------------------
      2001                                                        $   26,000
      2002                                                            65,000
      2003                                                           355,000
      2004                                                           255,000
      2005                                                           357,000
-----------------------------------------------------------------------------
                                                                  $1,058,000
-----------------------------------------------------------------------------

14. SUBSEQUENT EVENT

    The Company is in the process of filing a registration statement with the Securities and Exchange Commission to register 800,000 common shares to be offered to the public for net proceeds of $800,000.







                     NORTHSTAR TECHNICAL INC.
                     ------------------------
                     St. John's, Newfoundland
                     ------------------------
                      FINANCIAL STATEMENTS

                        December 31, 1998


CONTENTS                                                           Page
                                                                   ----
Auditors' Report                                                     1

Balance Sheet                                                        2

Statement of Loss and Deficit                                        3

Statement of Changes in Cash Resources                               4

Notes to Financial Statements                                        5

                       AUDITORS' REPORT                              1.
                       ----------------

To the Shareholders of
  Northstar Technical Inc.

We have audited the balance sheet of Northstar Technical Inc. as at December 31, 1998 and the statements of loss and deficit and changes in cash resources for the nine months then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 1998 and the results of its operations and the changes in its cash resources for the nine months then ended in accordance with accounting principles generally accepted in Canada consistently applied. Accounting principles generally accepted in Canada differ in certain significant respects from accounting principles generally accepted in the United States and are discussed in Note 14 to the financial statements.

The accompanying financial statements have been prepared assuming the company will continue as a going concern. To date the company's operations are mainly in the development stages and has not established revenues sufficient to cover its operating costs. It is management's opinion that the company's main net mind division and the new contract manufacturing division will generate future revenues sufficient to cover all costs and result in annual net incomes. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

St. John's, Newfoundland            /s/ Sullivan, Lewis and White
July 14, 1999                           Chartered Accountants

                       NORTHSTAR TECHNICAL INC.                      2.
                       ------------------------
                            BALANCE SHEET
                         (Canadian Dollars)
                          DECEMBER 31, 1998

                                        December 31,         March 31,
                          ASSETS           1998                1998
                          ------        -----------           ---------
Current
Bank                                       $1,238             $3,829
  Receivables (Note 2)                      148,583            228,052
  Work in progress                            3,688              7,101
  Inventory                                  52,591             88,356
  Prepaid expenses                            2,269              4,127
                                        -----------          ---------
                                            208,369            331,465
Capital assets (Note 3)                      25,523             27,733
Deferred development costs (Note 4)         768,311            824,744
Deferred charges (Note 5)                   110,287             82,305
                                        -----------          ---------
                                         $1,112,490         $1,266,247
                                        ===========          =========
                       LIABILITIES
                       -----------
Current
Payables and accruals                    $212,038           $199,556
  Loans payable (Note 6)                    158,815            138,790
  Long term debt payable
  within one year (Note 7)                   10,716            127,340
                                        -----------          ---------
                                            381,569            465,686
Long term debt (Note 7)                     704,630            588,006
Loans payable to Cabot Management
Limited, no set terms of repayment (Note 8) 138,339            136,530
Loans payable to shareholder,
no set terms of repayment                   120,370             83,602
                                        -----------          ---------
                                          1,344,908          1,273,824
Contingent liability (Note 9)

                       SHAREHOLDERS' DEFICIENCY
                       ------------------------
Share capital (Note 10)                     622,453            605,372
Deficit                                    (854,871)          (612,949)
                                        -----------          ---------
                                           (232,418)            (7,577)
                                        -----------          ---------
                                         $1,112,490         $1,266,247
ON BEHALF OF THE BOARD:

                                                    Director

                                    -41-            Director

                       NORTHSTAR TECHNICAL INC.                        3.
                       ------------------------
                     STATEMENT OF LOSS AND DEFICIT
                           (Canadian Dollars)
                  NINE MONTHS ENDED DECEMBER 31, 1998
                                                      Nine Months     Year
                                                         Ended        Ended
                                                      December 31,  March 31,
                                                          1998        1998
                                                      ------------  ---------
Revenue                                                 $252,565     $272,631
Direct costs                                             147,155      140,891
                                                      ------------  ---------
Gross profit                                             105,410      131,740
Other income                                               8,231       13,934
                                                      ------------  ---------
                                                         113,641     145,674
                                                      ------------  ---------
Expenses
  Amortization of capital assets                           6,992      15,917
  Amortization of deferred development costs              72,224      87,621
  Bank charges and interest                               15,608      16,196
  Contract manufacturing division (Note 11)               72,341     126,008
  Heat and light                                           1,905      10,343
  Insurance                                                1,838       2,027
  Interest on loans                                       43,911      55,963
  Management and marketing fees                            4,992      16,235
  Marketing/Market Research costs                          3,606       5,742
  Municipal taxes                                          1,249       2,960
  Miscellaneous                                            5,194       3,855
  Office operating                                        10,240      18,859
  Professional fees                                       17,138      35,296
  Rent                                                    32,435      37,685
  Repairs and maintenance                                  2,423       4,693
  Telephone                                                9,590      11,184
  Travel                                                   3,739       6,865
  Wages and benefits                                      50,138      66,992
  Write off obsolete inventory stock                          -       14,405
  Less: Allocation to deferred development costs              -     (149,808)
                                                      ------------  ---------
                                                         355,563     389,038
                                                      ------------  ---------
Net loss (Note 12)                                      (241,922)   (243,364)
Deficit, beginning of period                            (612,949)   (351,303)
                                                      ------------  ---------
                                                        (854,871)   (594,667)
  Dividends paid on preference shares                         -      (42,282)
  Discount earned on redemption of Class A preference
  Shares                                                      -        24,000
                                                      ------------  ---------
Deficit, end of period                                 $(854,871)  $(612,949)
                                                      ============  =========
The accompanying notes are an integral part of these financial statements.

                       NORTHSTAR TECHNICAL INC.                         4.
                       ------------------------
               STATEMENT OF CHANGES IN CASH RESOURCES
                          (Canadian Dollars)
                NINE MONTHS ENDED DECEMBER 31, 1998
                -----------------------------------

                                                   Nine Months      Year
                                                      Ended        Ended
                                                   December 31,   March 31,
                                                      1998          1998
                                                   ------------  ----------
Cash provided by (used in)
Operations
    Net loss                                          $(241,922)  $(243,364)
    Amortization                                        104,667     124,114
    Net change in non-cash working capital items        153,012      10,434
                                                   ------------  ----------
                                                         15,757    (108,816)
Financing
    Proceeds from long term debt                             -      130,015
    Proceeds from issuance of common shares              17,081     595,287
    Advances from Cabot Management Limited                1,809       5,694
    Advances from shareholder                            36,768      70,043
    Repayment of long term debt                              -      (30,000)
    Discount on redemption of preference shares              -       24,000
    Redemption of preference shares                          -      (84,000)
    Payment of dividends on preference shares                -      (42,282)
    Conversion of Class C preference shares                  -     (287,333)
                                                   ------------  ----------
                                                         55,658     381,424
                                                   ------------  ----------

Investments

  Increase in deferred charges - net                    (53,433)   (102,881)
  Increase in deferred development cost - net           (15,791)   (152,496)
  Purchase of capital assets, net of investment
  tax credits                                            (4,782)    (11,304)
                                                   ------------  ----------
                                                        (74,006)   (266,681)
                                                   ------------  ----------
Net change in bank position                              (2,591)      5,927
Bank position, beginning of period                        3,829      (2,098)
                                                   ------------  ----------
Bank position, end of period                             $1,238      $3,829
                                                   ============  ==========


The accompanying notes are an integral part of these financial statements.

                       NORTHSTAR TECHNICAL INC.                        5.
                       ------------------------
                     NOTES TO FINANCIAL STATEMENTS
                     -----------------------------
                         DECEMBER 31, 1998
                         -----------------

1.  Significant accounting policies

a.  Capital assets
Capital assets are recorded at cost less any government assistance and are being amortized over their estimated useful lives using the rates and methods set out below:
                  Computer equipment       20% on a declining balance basis
                  Computer software        30% on a declining balance basis
                  Office furniture and
                    Equipment              20% on a declining balance basis
                  Leasehold improvements   20% on a straight line basis

b.  Deferred development costs
All costs, including share of overhead costs, associated with the development of the NET MIND System have been capitalized in these financial statements as deferred development costs. These costs are being amortized against income on a straight line basis over a period of ten years. If it becomes evident in a given year that the sales market for this technology declines, then the
remaining costs will be amortized over a 	shorter period.

The company acquired the initial technology for the NET MIND System from the receiver of National Petroleum and Marine Consultants Limited and Altair Marine Systems Limited for the sum of $ 1. Prior to going into receivership, these two companies had spent approximately $ 1,740,408 on the development of
this technology.   To date Northstar Technical Inc. has spent $ 1,847,795 on
this technology, including overhead costs of $ 621,430, which has been reduced by various assistance and tax credits totaling $ 879,546 as referred to in Note 4.

c.  Deferred charges
Deferred charges consist of initial planning, startup and overhead costs related to contract manufacturing in association with Lockheed Martin - Federal Systems Inc. These costs amounted to $ 156,314 at December 31, 1998, as referred to in Note 5, and are being amortized on a straight line basis over a five year term.

d.  Inventory
The company's inventory is valued at the lower of cost and net realizable value.

e.  Investment tax credits
Investment tax credit refunds arising from the incurrence of qualifying research and development expenditures have been recorded in these financial statements as a reduction of the applicable deferred development costs.

f.  Government assistance
The company has been awarded assistance under government programs. Amounts received or receivable under these programs are recorded as a reduction in the cost of capital assets or as a reduction of the applicable deferred development costs.



2. Receivables                                       December 31,   March 31,
                                                        1998            1998
                                                    ------------   ----------
 Trade                                                  $20,200      $137,701
 Government assistance                                       -         22,486
 Investment tax credit refunds                          128,383        67,865
                                                    ------------   ----------
                                                       $148,583      $228,052
                                                    ============   ==========

3. Capital assets                         December 31,              March 31,
                                             1998                      1998
                                 -----------------------------     ----------
                                  Cost  Accumulated   Net Book       Net Book
                                        Amortization  Value          Value
                                 -----------------------------     ----------
Computer equipment               $6,654     $3,170     $3,484        $4,099
Computer software                 8,892      5,681      3,211         3,945
Furniture and equipment          34,350     16,906     17,444        17,286
Leasehold improvements           15,872     14,488      1,384         2,403
                                 -----------------------------     ----------
                                 $65,768   $40,245    $25,523       $27,733
                                 =============================     ==========

4. Deferred development costs
                                                     December 31,   March 31,
                                                           1998        1998
                                                    ------------   ----------
Wages and benefits                                     $693,362     $608,461
Materials and other costs                               173,736      165,160
Subcontractors	                                      359,267      359,267
Overhead                                                621,430      621,430
                                                    ------------   ----------
                                                      1,847,795    1,754,318

Less:    Government assistance                          380,133      362,965
         Other assistance                                61,685       61,685
         Investment tax credits                         437,728      377,210
                                                    ------------   ----------
                                                        968,249      952,458
Less:       Amortization                                199,938      127,714
                                                    ------------   ----------
                                                       $768,311     $824,744
                                                    ============   ==========

5. Deferred charges - Contract Manufacturing Division
                                                     December 31,   March 31,
                                                        1998           1998
                                                    ------------   ----------
    Planning and start up costs                         $28,951      $28,951
    Overhead costs (Note 10)                            127,363       73,930
                                                    ------------   ----------
                                                        156,314      102,881
    Less:  Amortization of deferred charges              46,027       20,576
                                                    ------------   ----------
                                                       $110,287      $82,305
                                                    ============   ==========

6. Loans payable                                     December 31,   March 31,
                                                         1998           1998
                                                     ------------   ---------
   10% loan payable to Enterprise Newfoundland           $20,473     $22,451
   and Labrador in monthly interest payments plus principal amount payable on demand

   12% loan payable to Eastern Meridian Mining            83,036      75,939
   Corporation including accrued interest, to be repaid in full by March 1, 1999, secured by the personal guarantee of Wilson Russell

   Loan payable to Toronto-Dominion bank,                     -       20,000
   secured by the personal guarantee of
   Wilson Russell.  This loan was repaid
   in full on September 24, 1998

   Loan payable to Brian Gamberg repaid in full               -       20,400
   on April 15, 1998

   Loan payable to Dr. Carl Wesolowski                    55,306          -
                                                    ------------   ----------
                                                        $158,815     $138,790
                                                    ============   ==========

7. Long term debt                                    December 31,   March 31,
                                                         1998          1998
                                                    ------------   ----------
ACOA 7.5% loan with monthly principal repayments
of $ 3,256 commencing June 1, 2000                     $195,331     $195,331

ACOA 10.9 % loan with monthly principal repayments
of $ 1,786 beginning July 1, 1999                       150,000      150,000

10% loan payable to Pathfinder Enterprises Inc. in
monthly interest payments only to July 5, 2002,
secured by a floating charge debenture                  240,000      240,000

ACOA 6.25% loan repayable in 72 monthly consecutive
installments of $ 3,280 beginning July 1, 2000 if full
loan draw down is received.  Secured by postponements
on Cabot Management Limited's loans of $ 130,836 and
shareholders' loan of $ 19,060                          130,015      130,015
                                                     ------------  ----------
                                                        715,346       715,346
 Less: Long term debt payable within one year            10,716       127,340
                                                     ------------  ----------
                                                       $704,630      $588,006
                                                     ============  ==========

8. Loans payable - Cabot Management Limited

Cabot Management Limited, an associated company, has the option to convert their interest free loans, totaling $ 138,339 at December 31, 1998, to common shares of Scientific Technologies Inc. (See Note 13)

9. Contingent liability

The company is presently involved in a dispute with their distributing agent, whose contract has now been terminated due to non-payment for Net Mind systems sold to them. This termination has lead to court action, the outcome of which is unknown as at the financial statements date.


10. Share capital
                                                     December 31,   March 31,
                                                        1998           1998
                                                    ------------   ----------
 Authorized
   An unlimited number of Class A common shares
     with no par value.
   An unlimited number of Class A preference shares
     with no par value.
   An unlimited number of 10% redeemable, retractable, cumulative, non-voting, participating Class B preference shares with no par value.
   An unlimited number of 10% redeemable, retractable, cumulative, non-voting, participating Class C preference shares with no par value.

 Issued and outstanding
   14,704,440 Class A common shares                    $622,453     $605,372
                                                     ============  ==========

11. Contract Manufacturing Division
                                                       Nine Months     Year
                                                          Ended       Ended
                                                       December 31, March 31,
                                                           1998       1998
                                                       ------------ ---------
Amortization of deferred charges (Note 5)                 $25,451    $20,576
Contract labor                                                 -      25,000
Operating expenses                                          1,199     63,356
Salaries and benefits                                     105,667    136,038
Less:    Direct costs on contract with Lockheed
          Martin - Federal Systems, Inc.                       -     (25,133)
         Wage subsidy/NRC funding                          (6,543)   (19,899)
                                                        ----------- ---------
                                                          125,774    199,938
Less: Allocation to deferred charges (Note 5)             (53,433)   (73,930)
                                                        ----------- ---------
                                                          $72,341   $126,008
                                                        =========== =========

12.  Income taxes

The company has losses carried forward totaling $ 1,531,226 which have not been recognized in these financial statements. These losses carried forward can be applied against otherwise taxable income and if unused will expire in the following years:

December 31, 1999 - $3,811      December 31, 2003 - $512,179
December 31, 2001 - $37,523     December 31, 2004 - $367,846
December 31, 2002 - $94,492     December 31, 2005 - $515,375
                                                    ========
Also the company's book values of deferred development costs and deferred charges exceeds their income tax values by $ 878,598 as at December 31, 1998.

The net deferred income taxes debit related to both of these items have not been reflected in these financial statements.

13. Subsequent event

 On January 26, 1999 the merger between Northstar Technical Inc. and Scientific Technologies Inc. was completed which resulted in Northstar Technical Inc. becoming a wholly owned subsidiary of Scientific Technologies Inc., a US public trading company.

 On January 15, 1999 and January 26, 1999 the shareholders of Northstar Technical Inc. exchanged their 14,704,440 common shares for 4,901,480 common shares in Scientific Technologies Inc. on the basis of three Northstar shares for every one share of Scientific.

14. Differences Between Canadian and United States Generally Accepted Accounting Principles (AGAAP@)

These financial statements have been prepared in accordance with GAAP in Canada which differs in some respects from GAAP in the United States. The material differences between Canadian and United States GAAP, in respect of these financial statements, are as follows:
                                                      Nine Months    Year
                                                         Ended       Ended
                                                      December 31,  March 31,
                                                         1998        1998
                                                       ------------ ---------
 Adjustments to assets, and shareholders' deficiency
ASSETS
   Deferred development costs
     Canadian GAAP                                        $768,311  $824,744
     Research and development expenditures                (768,311) (824,744)
                                                       ------------ ---------
 United States GAAP                                    $       -    $     -

 Deferred charges
   Canadian GAAP                                          $110,287   $82,305
   Deferred charges expenditures                          (110,287)  (82,305)
                                                       ------------ ---------
 United States GAAP                                    $        -   $     -

 Deficit
   Canadian GAAP                                       $  (854,871)$(612,949)
   Research and development expenditures                  (768,311) (824,744)
   Deferred charges expenditures                          (110,287)  (82,305)
                                                       ------------ ---------
 United States GAAP                                    $(1,733,469(1,519,998)
                                                      ============ =========
 Adjustments to net loss

Expenses
    Canadian GAAP                                         $355,563  $389,038
    Amortization of deferred development costs             (72,224)  (87,621)
    Amortization of deferred charges                       (25,451)  (20,576)
    Deferred development costs                              15,791   152,496
    Deferred charges                                        53,433   102,881
                                                      ------------  ---------
    United States GAAP                                    $327,112  $536,218


Net loss for the period Canadian GAAP                    $(241,922)$(243,364)
   Amortization of deferred development costs               72,224    87,621
   Amortization of deferred charges                         25,451    20,576
   Deferred development costs expenditures                 (15,791) (152,496)
   Deferred charges expenditures                           (53,433) (102,881)
                                                      ------------ ----------
   United States GAAP                                    $(213,471)$(390,544)

15. Uncertainty Due To The Year 2000 Issue

The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on or after January 1, 2000, and if not addressed, the impact on operations and financial reporting may range from minor errors to significant system failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the Company, including those related to the efforts of customers, suppliers or other third parties, will be fully resolved.



                              NORTHSTAR TECHNICAL INC.
                              ------------------------
                             St. John's,  Newfoundland
                             -------------------------
                                FINANCIAL STATEMENTS
                                 (Canadian Dollars)

                                    (Unaudited)

                                 December 31, 1998
                                 -----------------

                                     CONTENTS
                                     --------


                                                             Page
                                                             ----

               Income Statement                                1


               Statement of Cash Flows                         2

                               NORTHSTAR TECHNICAL INC.                 1.
                              ------------------------
                                 INCOME STATEMENT
                                (Canadian Dollars)
                                   (Unaudited)

                       TWELVE MONTHS ENDED DECEMBER 31, 1998


Sales                                                              $288,097

Cost of goods sold                                                  148,980
                                                                  ---------
Gross profit                                                        139,117

Other income                                                         22,165
                                                                  ---------
                                                                    161,282
                                                                  ---------
Expenses

   Amortization of capital assets                                    16,540
   Amortization of deferred development costs                       124,013
   Bank charges and interest                                         14,681
   Contract manufacturing                                           138,385
   Heat and light                                                     7,263
   Insurance                                                          1,880
   Interest on loans                                                 70,671
   Management and marketing fees                                      7,425
   Marketing/Market research costs                                    9,348
   Municipal taxes                                                    1,965
   Miscellaneous                                                      3,571
   Office operating                                                  19,891
   Professional fees                                                 19,275
   Rent                                                              32,750
   Repairs and maintenance                                            3,737
   Telephone                                                          7,958
   Travel                                                             3,389
   Wages and benefits                                                49,369
   Write off obsolete inventory stock                                14,405
   Less: Allocation to deferred development costs                  (99,808)
                                                                  ---------
                                                                    446,708

Net loss                                                          (285,426)
Deficit, beginning of period                                      (527,163)
                                                                  ---------
                                                                  (812,589)
Dividends paid on preference shares                                (42,282)
                                                                  ---------
Deficit, end of period                                           $(854,871)

                              NORTHSTAR TECHNICAL INC.                  2.
                              ------------------------
                              STATEMENT OF CASH FLOWS
                                (Canadian Dollars)
                                    (Unaudited)

                      TWELVE MONTHS ENDED DECEMBER 31, 1998

Cash provided by (used in)

   Operations

      Net loss                                                   $(285,426)
      Amortization                                                  186,580
      Net change in non-cash working capital items                   40,184
                                                                  ---------
                                                                   (58,662)
   Financing activities

      Proceeds from issuance of shares                               64,363
      Proceeds from long term debt                                   74,015
      Advances from Cabot Management Limited                         11,969
      Advances from director                                         99,360
      Payment of dividends on preference shares                     (42,282)
                                                                  ---------
                                                                    207,425
                                                                  ---------
Investing activities

      Increase in deferred development costs - net                  (82,989)
      Increase in deferred charges - net                           (113,987)
      Purchase of capital assets                                     (3,718)
                                                                  ---------
                                                                   (200,694)
                                                                  ---------
Net change in cash resources                                        (51,931)

Cash, beginning of period                                            53,169
                                                                  ---------
Cash, end of period                                                  $1,238
                                                                  =========

Part II

Information Not Required in the Prospectus

Item. 1 Indemnification of Officers and Directors

As per risks related to the management structure of Northstar management will have no liability for any mistake, errors of judgment or for any act of omission believed to be within the scope of authority conferred by Northstar's articles unless such acts or omissions were performed or omitted fraudulently or in bad faith, constituted gross negligence or were a violation of a director's or officer's fiduciary obligations to Northstar. Northstar has agreed to indemnify the officers and directors against all loss or damage even if caused by that officer's or director's fraud, bad faith, gross negligence or breach of fiduciary obligation

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

Item 2. Other Expenses of  Issuance and Distribution

  SEC Filing Fee                    $   287
  Accounting fees                    12,000
  Legal fees                         25,000
  Other professional fees            10,500
  Blue Sky fees and expenses          2,500
  Transfer agent's fees               1,900
  Printing,including registration     1,500
    statement and prospectus
  Miscellaneous costs and expenses    2,000
                                     ------
  Total                             $55,687

Item 3: Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

Post-Effective Amendments {Regulation S-B, Item 512-(a)}

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(a) To include any prospectus required by Section 10 (a) (3) of the Securities Act;

(b) To reflect in the prospectus any fact or events arising after the effective date of the Registration Statement (or most of the recent post-effective amendment thereof) which, individually, or in the aggregate, represent a fundamental change in the information set forth in the registration Statement; and

(c) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement, including (but not limited to) addition or deletion of a managing underwriter.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.


Item 4. Unregistered Securities Issued or Sold Within One Year

The date, title and amount of unregistered securities sold by Northstar formerly Scientific Technologies, Inc. are as follows:

1) Date: January, 1999
   Number of shares: 363,000
   Total offering price: $1.00 per share
   Total proceeds: $363,000
   Principal underwriter: Rogers & Partners Securities Inc.
   Total commissions: $30,700
   Net Proceeds:  $332,300
   Commissions paid to: Rogers and Partners Securities Inc. and to an unrelated party, Big 8 Management Ltd., as an introduction fee. Names of Purchasers: M. Ghanadian, CT Securities, J. Hiebert Exemption from registration: The statutory exemption which Northstar relied on is Regulation D, Rule 504 of the United States Securities Act of 1933, as amended.

2) Date: January 26, 1999
   Number of shares: 4,901,801
   Total offering price: N/A. Northstar acquired all of the common shares of NTI on the basis of 3 shares of NTI for 1 share of Northstar. Exemption from registration: The statutory exemption that Northstar relied on is Regulation S of the United States Securities Act of 1933, as amended. All persons were defined as non-US persons. The offering of shares was limited solely to the shareholders of NTI as a reverse acquisition in which the NTI business effectively became Northstar's business. The transaction agreements are shown in the exhibits.

3) Date: June 25, 1999
   Number of shares: 200,000
   Total offering price: $1.00
   Total proceeds: $200,000
   Principal Underwriter: none
   Total commissions: $20,000
   Commission paid to: unrelated party, Big 8 Management Ltd. as an introduction fee.
   Net proceeds: $180,000
   Name of Purchaser: See Exhibits
   Exemption from registration: The exemption that Northstar relied on was Regulation S of the United States Securities Act of 1933. All persons were defined as non-US persons.

Item 5.  Index To Exhibits

Copies of the following documents are included as exhibits to this Registration Statement pursuant to Item Part III of Form 1-A and Item 6 of Part II.

Exhibit No.        Title of Document
----------         -----------------
3(i)  **           Certificate of Incorporation and Amendment thereto
                     (company name change)
3(ii) **           Northstar Electronics, Inc. Bylaws
5     **           Opinion Regarding Legality of Shares

10.01 **           04/06/95 ACOA Project 600-403-1828-1 Contribution
                              Agreement
10.02 **           05/18/95 NRC Letter of Agreement #03978E 10.03 **
10/23/95 NRC Contribution Agreement #04132E
10.04 **           11/15/95 Teaming Agreement with LORAL Librascope
10.05 **           02/09/96 ACOA Project 600-4024021-1 Contribution Agreement
10.06 **           12/19/96 NRC Contribution Agreement #04702E
10.07 **           04/10/97 ACOA Business Development Program Contribution
                              Agreement
10.08 **           11/28/97 NRC Contribution Agreement #05100E
10.09 **           10/28/97 Sales Agreement with Lockheed-Martin
10.10 **           09/24/99 Sales Agreement with NOAA

10.11 **           10/18/99 Sales Agreement with Lockheed-Martin
10.12 **           05/28/99 Lease Agreement NTI and Par Holdings, Ltd.
10.13 **           10/01/99 Lease Agreement Northstar Electronics, Inc. and
                              Morguard

23.1  **           Sullivan Lewis and White - Auditor's Consent Letter
23.2  **           Jones Jensen - Auditor's Consent Letter
23.3   *           Jones Jensen - Letter from Jones Jensen re: agreement with statement made on Changes in Accountants

99.1  **           Disclosure Statement
99.2  **           Subscription Agreement
99.3  **           Y2K Issues
99.4  **           05/18/98 STI-Private Placement Memorandum (with
                               attachments)
99.5  **           06/03/98 STI-Private Placement Offering Memorandum (with
                              attachments)
99.6  **           10/30/98 STI-Private Placement Offering Memorandum (with
                              attachments)
99.7  **           Letters of Consent (3 items)

       *  See copy attached to this filing.
      **  Submitted in previous filings.


Item 6. Description of Exhibits

Exhibit No.        Title of Document
----------         -----------------
3(i)  **           Certificate of Incorporation and Amendment thereto
                     (company name change)
3(ii) **           Northstar Electronics, Inc. Bylaws
5     **           Opinion Regarding Legality of Shares

10                 Material Contracts

10.01 **           04/06/95 ACOA Project 600-403-1828-1 Contribution
                              Agreement
10.02 **           05/18/95 NRC Letter of Agreement #03978E
10.03 **           10/23/95 NRC Contribution Agreement #04132E
10.04 **           11/15/95 Teaming Agreement with LORAL Librascope
10.05 **           02/09/96 ACOA Project 600-4024021-1 Contribution Agreement
10.06 **           12/19/96 NRC Contribution Agreement #04702E
10.07 **           04/10/97 ACOA Business Development Program Contribution
                              Agreement
10.08 **           11/28/97 NRC Contribution Agreement #05100E
10.09 **           10/28/97 Sales Agreement with Lockheed-Martin
10.10 **           09/24/99 Sales Agreement with NOAA
10.11 **           10/18/99 Sales Agreement with Lockheed-Martin
10.12 **           05/28/99 Lease Agreement NTI and Par Holdings, Ltd.
10.13 **           10/01/99 Lease Agreement Northstar Electronics, Inc. and
                              Morguard

23.1  **           Sullivan Lewis and White - Auditor's Consent Letter
23.2  **           Jones Jensen - Auditor's Consent Letter
23.3   *           Jones Jensen - Letter from Jones Jensen re: agreement with statement made on Changes in Accountants

99.1  **           Disclosure Statement
99.2  **           Subscription Agreement
99.3  **           Y2K Issues
99.4  **           05/18/98 STI-Private Placement Memorandum (with
                               attachments)
99.5  **           06/03/98 STI-Private Placement Offering Memorandum (with
                              attachments)
99.6  **           10/30/98 STI-Private Placement Offering Memorandum (with
                              attachments)
99.7  **           Letters of Consent (3 items)

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-1 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Vancouver, British Columbia, Canada, on March 16, 2000.

                                       	By: /s/ Dr. Wilson Russell
/s/ Wilson Russell, PhD
-----------------------------------
  Dr. Wilson Russell,
  President,
  Principal Financial Officer

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.

                                          By: /s/ Dr. Wilson Russell
/s/Wilson Russell, PhD
-----------------------------------
 Dr. Wilson Russell,
 President,
 Principal Financial Officer

Date: 03/16/00

/s/ Frank Power
-------------------------------
 Frank Power, Director

Date filed: March 22, 2000

SEC File No.  333-90031